Press release
For immediate release
September 2, 2009

Virginia Obtains Significant New Gold Results in the James Bay Region

Virginia Mines Inc. ("Virginia")(TSX:VGQ) is pleased to release an update on results from exploration programs conducted in the James Bay region during the summer of 2009 on its Lac Pau and Anatacau-Wabamisk gold properties.

LAC PAU PROPERTY
In the summer of 2009, Virginia conducted an important prospecting and sampling program on its Lac Pau property (100% Virginia), located in the northern part of the Caniapiscau reservoir, in the Quebec Middle-North. This 2009 fieldwork allowed for detailed mapping and sampling of three main gold-bearing sectors on the property.

In the summer, an initial phase of manual stripping and channel sampling was carried out on the Tricorne showing, which had previously returned values of 4.48 g/t Au, 3.18 g/t Au and 0.71 g/t Au in three grab samples. The mineralized zone is now exposed over 90 metres in length and its thickness varies from 3 to 7 metres. Mineralization is oriented parallel to the main NE-SW schistosity; in a deformed wall rock (protomylonite) interpreted as tonalitic gneiss or felsic paragneiss. Dominant sulphides consist of pyrrhotite (5-20%), pyrite (5-10%), chalcopyrite (0-2%), and molybdenite (0-1%). They are observed in millimetric stringers, in irregular clusters, and as disseminations along the main schistosity. Alteration minerals that have been observed are: quartz (40-60%), muscovite (3-10%) and chlorite (2-5%). In total, eight channels tested the Tricorne showing over a 90-metre lateral stretch. Best results come from the SW end of the trench, with two channels that returned values of 5.61 g/t Au / 3 metres and 10.74 g/t Au / 4 metres respectively. In both cases, the mineralization is still present at each end of the channel and remains open under the overburden. Other channels testing the mineralization to the NE returned the following values: from SW to NE 0.77 g/t Au /19.7 metres starting with a value of 10.8 g/t Au / 1 metre open to the NW; 0.33 g/t Au / 12 metres, 1.6 g/t Au / 8 metres, 2.18 g/t Au / 7 metres (open), 0.62 g/t Au / 2 metres (open) and 0.22 g/t Au / 7 metres. The Tricorne showing remains totally open laterally.

A comparable mineralized area emerged from mapping and sampling, 5 kilometres SW of the Tricorne showing. The Obiwan showing exposes a mineralization of disseminated sulphides (2-20% pyrrhotite, 0-5 % pyrite, 0-2% arsenopyrite, 0-1% chalcopyrite) within silicified tonalitic gneisses. Sillimanite, andalusite and cordierite characterize this area. The mineralization is sporadically exposed over a lateral distance of 20 metres. The mineralization returned channel results of 2.1 g/t Au / 5 metres (including 4.73 g/t Au / 2 metres), 3.13 g/t Au / 1 metre and 0.35 g/t Au / 8 metres.

Intensive channel sampling was also carried out on the Beausac-2 showing, which had, in 2008, returned values of up to 2.27 g/t Au, 101 g/t Ag and 3.45% Cu in samples taken by MRNF. The Beausac-2 showing, located 7 kilometres NE of the Tricorne showing, is a 400-metre-by-300-metre natural outcrop that consists of three parallel, main mineralized zones. These three zones (Contact, Centre and SO) are associated with decametric shear zones enclosed in tonalites and are followed over lengths of 200 to 400 metres, parallel to the main schistosity (NW-SE), and in thicknesses varying from 3 to 20 metres. Mineralization consists mainly of pyrite (1-10%), pyrrhotite (1-10%), chalcopyrite (0-3%) and molybdenite (0-1%) disseminations. Mineralized zones were tested throughout the outcrop by channels spaced at intervals of 50 metres in average. In general, these channels returned gold-anomalous values in plurimetric to decametric thicknesses, including results of 0.35 g/t Au / 24 metres, 0.11 g/t Au / 37 metres and 0.18 g/t Au / 20 metres. However, the Contact zone returned, at the SE end of the outcrop, values of 1.91 g/t Au / 16 metres (including 27.8 g/t Au / 1 metre) and of 5.22 g/t Au / 7 metres (including 14.43 g/t Au / 2 metres), in two consecutive 50-metre-spaced channels. These higher results are explained by the presence of visible gold in these areas. Furthermore, a small, isolated outcrop, located in the SE extension of the Contact zone, 20 metres from the last channel, yielded 24.6 g/t Au in a grab sample.

Work carried out on the Lac Pau project highlighted a significant gold system that includes the Beausac-2, Tricorne and Obiwan showings and also many other smaller showings that returned gold values from 3.2 g/t Au to 25.8 g/t Au in grab samples (see annexed map available at www.virginia.qc.ca). To date, this system is traced over 12 kilometres, within altered and sheared tonalite intrusions. The system remains totally open laterally. A new exploration program including mechanical stripping, sampling and additional prospecting will be carried out in the fall of 2009, with the objective of testing at surface the extensions of known showings and of the overall mineralized system.

Complete channel results of the Tricorne, Obiwan and Beausac-2 showings are available at www.virginia.qc.ca

ANATACAU-WABAMISK PROPERTY
Surface exploration aiming at prospecting, mechanical stripping and geological mapping was carried out in the summer of 2009 on the Anatacau-Wabamisk property, located in the Opinaca reservoir area, Quebec Middle-North. Virginia owns a 100% interest in the Wabamisk part of the property and has the option to acquire IAMGOLD's 100% participating interest in the adjacent Anatacau part of the property, in exchange for $3 million in exploration work to be carried out before December 31, 2012 and a $25,000 cash payment, which was paid upon signing of the agreement. Mechanical stripping allowed for the extension at surface of the known limits of the gold mineralization of the Isabelle showing, discovered in 2007 on the Wabamisk part of the property. The gold mineralization is mainly associated with a zone of pervasive silicification and quartz veining accompanied by weakly disseminated sulphides (1-5% pyrrhotite-pyrite), which cut at a high angle a sequence of finely bedded wackes and massive sandstones. Visible gold has been observed in many places within the silicified zone. The metric to plurimetric mineralized zone was extended by about 40 metres in length and is now followed laterally over nearly 100 metres, in a general north-south direction. The zone remains totally open under the overburden at both ends of the trench. Channel sampling, conducted in the new extensions of the mineralized zone, yielded very encouraging results. The three channels done in the new north extension of the mineralized zone returned values of 22.97 g/t Au / 2 metres; 8.47 g/t Au / 2 metres and, at the north end of the trench, 11.03 g/t Au / 3 metres. The channel located in the new south portion of the trench yielded 17.86 (14.98 cut) g/t Au / 3 metres. Elsewhere on the property, surface work allowed for the discovery of some new mineralized showings that returned values between 580 ppb and 2.45 g/t Au on the Wabamisk part, and between 100 ppb and 4.3 g/t Au on the Anatacau part. New surface work is planned for the fall of 2009 and will be followed by diamond drilling to test the Isabelle showing and other geological, geochemical and geophysical targets.

Virginia is quite pleased with the results obtained during the summer and will actively pursue exploration in 2009.

Work is carried out by the personnel of Virginia Mines and Services Techniques Geonordic, under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and cumulates more than 25 years of experience in exploration. Mr. Archer read and approved the content of the present press release.

Samples from Anatacau-Wabamisk were analyzed at the Laboratoire Expert Inc. in Rouyn-Noranda and samples from Lac Pau were analyzed at the ALS Chemex of Val-d'Or. Samples are assayed by fire-assay followed by atomic absorption according to industry standards. Repeats are carried out by fire-assay followed by gravimetry on each sample containing 500 ppb gold or more.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $40.8 million as at May 31, 2009, and 29,203,776 shares issued and outstanding as at August 31, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast, unexplored regions of northern Quebec

For more information, please contact:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.